September 15, 2008

Via Federal Express and EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Anne Nguyen Parker, Branch Chief

Re:	SMF Energy Corporation Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed August 29, 2008 File No. 1-14488

Dear Ms. Parker:

On behalf of SMF Energy Corporation (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 11, 2008, regarding the above-referenced filings.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to those comments in sequence.

General

1.
We note your response to our prior comment 1. In your definitive proxy statement, please provide any relevant updates with respect to the determination of the Nasdaq Listing Qualifications Panel or your continued listing.

Updated language has been added to reflect that on September 11, 2008, the Company was notified that Nasdaq granted the Company’s request for continued listing; however, the Company must evidence, on or before December 23, 2008, a closing bid price of $1.00 or more for a minimum of ten prior consecutive trading days. Language to such effect has been added to page 6 of the revised proxy statement.

2.	Please have one of your officers submit, on behalf of the Company, the representations requested in the closing paragraphs of our August 14, 2008 comment letter.

Attached is an Acknowledgement from the Company’s Chief Executive Officer and President, on behalf of the Company, which contains the required representations.

Securities and Exchange Commission
September 15, 2008

Please feel free to call the Company’s President, Richard Gathright, at (954) 308-4175 or the undersigned at (303) 892-7484 if you have any questions concerning the Company’s responses.

Sincerely, /s/ S. Lee Terry, Jr. S. Lee Terry, Jr. for Davis Graham & Stubbs LLP

Enclosures

cc:	Richard Gathright
Laura Nicholson

SMF ENERGY CORPORATION

ACKNOWLEDGEMENT

In connection with each of the Preliminary and Definitive Proxy Statements on Schedule 14A (the “Proxy Statements”) previously filed or to be filed with the Securities and Exchange Commission (the “Commission”) by SMF Energy Corporation (the “Company”) with respect to the Company’s stockholders meeting currently scheduled for November 20, 2008, and the comments of the Commission’s staff in its letters dated August 14, 2008 and September 11, 2008, or thereafter, regarding the Proxy Statements, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SMF ENERGY CORPORATION By: /s/ Richard E. Gathright Richard E. Gathright, Chief Executive Officer and President